Filed by International Game Technology PLC

(SEC File No. 001-36906)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: International Game Technology PLC

(SEC File No. 001-36906)

NEWS RELEASE

IGT’s Global Gaming and PlayDigital Businesses to Combine with Everi, Creating a Comprehensive Global Gaming and FinTech Enterprise

•	Business combination creates a comprehensive and diverse portfolio of high- performing land-based, digital, and fintech gaming products and services
•	Complementary offering coupled with global reach provides compelling growth prospects with significant synergy opportunities
•	Attractive recurring revenue profile and strong profit margins, balance sheet, and cash flows provide flexibility to allocate capital to drive long-term shareholder value creation
•	IGT CEO Vince Sadusky to lead combined company with executives from both companies in key leadership roles; Everi Executive Chairman Michael Rumbolz to serve as chairman of the board of directors of the combined company
•	IGT Global Lottery business to operate as a pure play global lottery player with focused, compelling business model and optimized capital structure to drive long- term shareholder value

LONDON and LAS VEGAS– Feb. 29, 2024 – International Game Technology PLC (“IGT”) (NYSE: IGT) and Everi Holdings Inc. (NYSE: EVRI) (“Everi”) today announced their entry into definitive agreements pursuant to which IGT will separate its Global Gaming and PlayDigital businesses by way of a taxable spin-off to IGT shareholders and then immediately combine such businesses with Everi to create a comprehensive and diverse global gaming and fintech enterprise. Under the terms of the agreements, at closing, IGT shareholders are expected to own approximately 54% and Everi stockholders are expected to own approximately 46% of the shares in the combined company. The transaction has been approved unanimously by all voting members of the IGT Board of Directors and Everi Board of Directors. The deal values the combined businesses at approximately $6.2 billion on an enterprise value basis.

“As previously announced, IGT’s Board of Directors embarked on a review of strategic alternatives for our Global Gaming and PlayDigital businesses as a way to unlock the intrinsic value of our portfolio of industry-leading assets,” said Marco Sala, IGT Executive Chair of the Board. “The transaction announced today is a key milestone in that process. The transaction will combine two robust gaming platforms with complementary capabilities, geographic footprints, and enhanced growth opportunities. It also facilitates the separation of IGT’s Global Gaming and PlayDigital businesses from our Global Lottery business, resulting in a pure play global lottery business. After closing, IGT’s shareholders will continue to own one hundred percent of IGT’s Global Lottery business, which is positioned for long-term success, and will own a majority of a combined company that offers global gaming, digital and fintech.”

“We are bringing together two businesses with complementary strengths that are stronger and more valuable together,” added Vince Sadusky, IGT CEO. “The combination results in a comprehensive and diverse product offering, addressing more aspects of the gaming ecosystem across land-based gaming, iGaming, sports betting, and fintech. The creation of separate gaming and lottery companies, each with experienced management teams and simplified business models, better positions each company to service customers and create significant value for stakeholders.”

“We believe this merger combines two highly complementary businesses in a transformational manner, creating a global, land-based and digital gaming, fintech and systems business. We expect the combined company will deliver a comprehensive range of products and services that will engage gaming patrons and drive efficiencies and revenues to our customers,” stated Michael Rumbolz, Everi Executive Chairman.

Key Strategic and Financial Benefits

The combination is expected to generate significant long-term value for stockholders of the combined company along many dimensions, including:

•	A comprehensive and diverse product portfolio – a one-stop-shop offering across land- based gaming, iGaming, sports betting, and fintech
•	Impressive financial scale with projected pro forma 2024 revenue of approximately $2.7 billion and projected pro forma 2024 Adjusted EBITDA of approximately $1 billion

o	Large installed base with approximately 70,000 EGMs today generating significant recurring revenues

•	Compelling growth profile with significant synergies, including:

o	Premier IP portfolio comprised of some of the most successful game franchises across product verticals
o	Opportunity to leverage the global sales team and distribution network of IGT’s Global Gaming and PlayDigital businesses to bring Everi’s existing content and fintech solutions to customers outside the United States
o	Approximately $85 million of identified cost savings and opportunities for capital expenditure efficiencies

•	Strong balance sheet and substantial cash flow generation to provide flexibility to pursue organic and inorganic investments and return capital to stockholders

o	Projected pro forma 3.2-3.4x net debt to 2024 Adjusted EBITDA leverage ratio (including run-rate cost synergies) with a path to rapid de-leveraging
o	Expect to generate over $800 million of annual Adjusted cash flow in the second year following the closing, including realized synergies

•	Best-in-class team

Summary of the Transaction

The transaction will be executed through a series of steps pursuant to which IGT will spin off a subsidiary owning its Global Gaming and PlayDigital businesses to IGT shareholders. That entity will then combine with Everi, with IGT shareholders receiving shares of Everi common stock and Everi continuing as the parent company. IGT shareholders will receive approximately 103.4 million Everi shares, resulting in an approximate 54% ownership interest in the combined company with existing Everi stockholders owning the balance. After closing, Everi will change its name to International Game Technology, Inc. and will trade on the NYSE under the ticker IGT.

In connection with the transaction, IGT will receive approximately $2.6 billion in cash that will be funded with the proceeds of debt incurred by the combined company. IGT expects to allocate approximately $2 billion to IGT debt repayment with the remaining amount allocated to separation and divestiture expenses, tax leakage and general corporate purposes. The transaction implies an enterprise value for IGT’s Global Gaming and PlayDigital businesses of approximately $4.0 billion, and an enterprise value for Everi of approximately $2.2 billion.

Financing commitments of $3.7 billion, plus a $500 million revolver, are being provided by Deutsche Bank and Macquarie Capital to the combined company. Approximately $1.0 billion of the proceeds will be used to refinance Everi’s existing debt, approximately $2.6 billion of the proceeds will be distributed to IGT, and the remainder will be used to pay the combined company’s financing fees.

The transaction has been approved unanimously by all voting members of the IGT Board of Directors and Everi Board of Directors. The transaction is subject to receipt of regulatory approvals, the approval by Everi stockholders and IGT shareholders, and satisfaction of other customary closing conditions, and is expected to close in late 2024 or early 2025. De Agostini S.p.A., which controls approximately 60% of the voting power of IGT shares, has entered into a Voting and Support Agreement in connection with the transaction.

The spin-off of IGT’s Global Gaming and PlayDigital businesses is expected to be taxable to IGT shareholders for U.S. federal income tax purposes.

Leadership, Governance & Structure

Post-closing, current IGT PLC CEO Vince Sadusky will lead the combined company, which will be headquartered in Las Vegas and managed by a best-in-class management team and top operational leadership from IGT and Everi. Current IGT EVP Strategy and Corporate Development Fabio Celadon will serve as CFO of the combined company. Current Everi CEO Randy Taylor will be a member of the combined company board of directors. Current Everi CFO Mark Labay will assume the role of Chief Integration Officer.

Michael Rumbolz, Everi Executive Chairman, will be chairman of the board of directors of the combined company, which will have eleven total members including six independent directors as required by New York Stock Exchange listing standards. Six of the eleven members will be initially appointed by IGT, including CEO Vince Sadusky, and three of which will be appointed by De Agostini S.p.A., pursuant to an investor rights agreement. The balance of the directors will be initially appointed by Everi, and will include Everi President and CEO Randy Taylor.

IGT Global Lottery Profile

Upon the successful completion of the transaction, IGT’s remaining operations will be comprised of its current Global Lottery business and corporate support functions which are well positioned for long-term success:

•	Large, growing and resilient industry with significant tailwinds from iLottery adoption
•	Premier pure play lottery business with a diversified contract mix, the broadest global reach, and a strong presence across markets
•	Industry leadership supported by scope of capabilities, a high-performing suite of products and value-added solutions, and proven ability to maximize proceeds for lottery customers
•	Focused and compelling business model with infrastructure-like characteristics, including recurring revenue streams backed by long-term contracts and long-standing customer relationships
•	Attractive financial profile with simplified capital structure, low pro forma net debt leverage shortly following closing (~2.5x), significant free cash flow generation, and substantial liquidity to support balanced and focused capital allocation
•	Marco Sala will continue as executive chair of the IGT Board of Directors. Vince Sadusky will continue as IGT PLC CEO until the transaction closes while the Board searches for IGT PLC’s next Global CEO. Max Chiara will continue in his role as CFO and IGT’s remaining executive leadership will remain unchanged with the exception that Renato Ascoli will serve as CEO of IGT’s Global Lottery business
•	IGT will change its name and continue to trade on the NYSE under a new ticker symbol

Advisors

Macquarie Capital, Deutsche Bank, and Mediobanca are serving as financial advisors to IGT, with Deutsche Bank and Macquarie Capital providing financial commitments. Sidley Austin LLP, White & Case LLP and Wachtell, Lipton, Rosen & Katz are serving as legal counsel.

Global Leisure Partners LLC is serving as the exclusive financial advisor to Everi, and Houlihan Lokey is rendering a fairness opinion to Everi’s Board of Directors. Pillsbury Winthrop Shaw Pittman LLP is serving as legal counsel.

IGT and Everi Joint Conference Call and Webcast

February 29, 2024, at 8:00 a.m. EST

A live webcast will be available under “Events Calendar” on IGT’s Investor Relations website at www.IGT.com. The replay will be available on IGT.com and Everi.com following the live event.

Dial-In Numbers:

•	US/Canada (800) 715-9871
•	Outside US/Canada +1(646) 307-1963
•	Conference ID: 7675016

About IGT

IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated businesses, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.igt.com.

About Everi

Everi's mission is to lead the gaming industry through the power of people, imagination, and technology. As one of the largest suppliers of technology solutions for the casino floor that also has an expanding focus in adjacent industries, our commitment is to continually develop products and services that provide gaming entertainment, improve our customers' patron engagement, and help our customers operate their businesses more efficiently. We develop entertaining game content, gaming machines, and gaming systems to serve our land-based, iGaming and bingo operators. Everi is a leading innovator and provider of trusted financial technology solutions that power casino floors, improve casinos' operational efficiencies, and fulfill regulatory compliance requirements. The Company also develops and supplies player loyalty tools and mobile-first applications that drive increased patron engagement for our customers and venues in the casino, sports, entertainment, and hospitality industries. For more information, please visit www.everi.com.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) between Everi, IGT, Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT’s Global Gaming and PlayDigital Businesses (the “Spinco Business”), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this press release include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that Everi or IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi’s and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi’s stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K.

A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8- K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov.

Neither Everi nor IGT intends to update forward-looking statements as the result of new information or future events or developments, except as required by law.

Non-GAAP Financial Measures

Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest income (expense), foreign exchange gain (loss), other non-operating income or expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), accretion of contract rights, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Projected pro forma Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between projected pro forma Adjusted EBITDA and the most comparable GAAP metric without unreasonable effort.

Net debt is a non-GAAP financial measure that represents debt (calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs plus settlement liabilities minus settlement receivables minus cash and cash equivalents.

Pro forma net debt leverage is a non-GAAP financial measure that represents the ratio of net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date.

Projected pro forma net debt is a forward-looking non-GAAP financial measure that represents the ratio of net debt as of a particular balance sheet date to Adjusted EBITDA for the LTM prior to such date.

Adjusted cash flow is a non-GAAP financial measure that represents Adjusted EBITDA less capital expenditures.

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Contact:

For IGT

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452;

outside U.S./Canada +1 (401) 392-7452

Francesco Luti, Italian media inquiries, +39 06 5189 9184

James Hurley, Investor Relations, +1 (401) 392-7190

For Everi

Jennifer Hills, Investor Relations, Jennifer.hills@everi.com

Richard Land, James Leahy, evri@jcir.com